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                              December 23, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Keith Pisani, Esq.
            Staff Attorney

                        LODGING TRUST USA REGISTRATION STATEMENT
                          ON FORM S-11 (REGISTRATION NO. 333-14777)

Dear Sirs:

        Lodging Trust USA ("the Company") hereby requests withdrawal of its Registration Statement on Form S-11 (Registration No. 333-14777), filed with the Commission on October 24, 1996, due to market conditions. No securities have been sold pursuant to the Registration Statement.

        Please advise the undersigned and our counsel, David C. Wright, Hunton & Williams, 2000 Riverview Tower, 900 S. Gay Street, Knoxville, Tennessee 37902, Telephone No. (423) 549-7757, Fax No. (423) 549-7704, of the
effectiveness of the order granting the withdrawal of the Registration
Statement.

                                        Very truly yours,
                                        Lodging Trust USA


                                        /s/ Minor W. Perkins
                                        ----------------------------
                                        By:  Minor W. Perkins, President